2010 — 16

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
October 21, 2010

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     ☑     Form 40-F     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐     No     ☑

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands
This report comprises a copy of the following press release:
•	“Philips’ Third Quarter Results 2010”, dated October 18, 2010.

•	“Philips acquires Discus Holdings, a leading professional tooth whitening and oral care products company”, dated October 11, 2010.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 21st day of October 2010.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ E.P. Coutinho
(General Secretary)

Quarterly report
Q3 2010, Royal Philips Electronics
Philips reports third-quarter net income of EUR 524 million, EBITA of EUR 648 million and sales of EUR 62 billion
•	Net income of EUR 524 million, including a gain of EUR 154 million on the sale of NXP shares

•	EBITA of EUR 648 million, or 10.5% of sales, up from 6.1% last year

•	Sales up 10% nominally and 1% comparably year-on-year

•	Emerging markets sales up 19% nominally and 7% comparably year-on-year

•	Healthcare order intake growth of 7%, including 20% growth in emerging markets

•	Growth at Lighting and Healthcare tempered by Consumer Lifestyle
“The third quarter was another solid quarter for Philips, resulting in net income of EUR 524 million and adjusted EBITA of 10.6%. This has led to an adjusted EBITA in the first nine months of 2010 of 10.1%, exceeding our target for the year and putting us in an excellent position to deliver on one of the main targets of our Vision 2010 strategic plan.
In a still fragile economic environment, with weak consumer markets in the developed economies, we posted sales growth of 10% nominal and 1% on a comparable basis.
Looking at the performance of our three sectors, both Healthcare and Lighting delivered a good quarter in terms of profitability as well as growth. Consumer Lifestyle improved profitability despite weak demand in some of its markets, with strong sales at Health & Wellness, Personal Care and Domestic Appliances weighed down by lower sales in the rest of the sector.
We also continued on our growth path in emerging markets, with 19% nominal and 7% comparable sales growth. This means that we now generate more than one-third of our sales in these markets.
Our continued progress in the third quarter confirmed that we are on the right track to become a leading company in health and well-being as outlined in our strategic plan, Vision 2015.”
Gerard Kleisterlee, President and CEO of Royal Philips Electronics
Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the sections “Looking ahead” and “Outlook”. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.
These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factor’s that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2009 and the “Risk and uncertainties” section in our semi-annual financial report for the six months ended July 4, 2010.
Third-party market share data
Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2009.
Use of fair-value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data do not exist, we estimated the fair values using appropriate valuation models and unobservable inputs. They require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our 2009 financial statements. Independent valuations may have been obtained to support management’s determination of fair values.
All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with IFRS, unless otherwise stated. This document comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act ‘Wet op het Financieel Toezicht’.

Philips Group
Net income
in millions of euros unless otherwise stated

	Q3	Q3
	2009	2010

Sales	5,621	6,159
EBITA	344	648
as a % of sales	6.1	10.5
EBIT	237	517
as a % of sales	4.2	8.4
Financial income and expenses	(44)	81
Income taxes	(56)	(77)
Results investments in associates	39	3
Net income	176	524

Net income — shareholders per common share (in euros) — basic	0.19	0.55
Sales by sector
in millions of euros unless otherwise stated

	Q3	Q3		% change
	2009	2010	nominal	comparable

Healthcare	1,821	2,070	14	4
Consumer Lifestyle	2,073	2,094	1	(5)
Lighting	1,646	1,908	16	7
GM&S	81	87	7	2

Philips Group	5,621	6,159	10	1
Sales per market cluster
in millions of euros unless otherwise stated

	Q31)	Q3		% change
	2009	2010	nominal	comparable

Western Europe	1,962	1,918	(2)	(4)
North America	1,587	1,764	11	—
Other mature markets	305	375	23	4

Total mature markets	3,854	4,057	5	(1)
Emerging markets	1,767	2,102	19	7

Philips Group	5,621	6,159	10	1

1)	Revised to reflect an adjusted market cluster allocation
Net income
•	Net income was EUR 348 million higher than in Q3 2009, driven by substantially higher earnings in the operating sectors, notably Lighting and Healthcare, as well as higher financial income compared to last year.

•	Financial income and expenses were mainly impacted by the EUR 154 million gain on the sale of the remaining stake in NXP to the Philips UK pension fund.

•	The decline in results relating to investments in associates was largely attributable to last year’s EUR 30 million gain on the partial reversal of the TPV impairment loss recognized in December 2008.

•	Despite higher earnings, income tax expenses were largely at par with Q3 2009, mainly due to higher non-taxable income, reflecting this year’s EUR 154 million gain on the sale of NXP shares, and the release of tax provisions.
Sales per sector
•	Sales amounted to EUR 6,159 million, an increase of 10% on a nominal basis and 1% comparably. Currency effects had a 8% favorable impact on sales. Excluding Television, Group comparable sales growth was 4%.

•	Healthcare sales grew by 14% on a nominal basis. On a comparable basis, sales grew 4%, driven by high single-digit growth in all businesses, except for a modest year-on-year decline at Imaging Systems.

•	Consumer Lifestyle nominal sales grew by 1%. Comparable sales declined by 5% year-on-year, as solid growth at Health & Wellness, Personal Care and Domestic Appliances was more than offset by sales declines in the other businesses. Excluding Television, Consumer Lifestyle comparable sales declined by 1%.

•	Lighting nominal sales growth was 16%. On a comparable basis, sales grew by 7%, driven by growth in all businesses, notably double-digit growth at Lighting Electronics and 47% growth at Lumileds.
Sales per market cluster
•	Comparable sales in the mature markets declined by 1% compared to Q3 2009, mainly due to a sales decline at Consumer Lifestyle. Healthcare mature markets grew by 3%, largely driven by Western Europe.

•	Led by China, India, Russia and the ASEAN countries, the emerging markets showed high single-digit growth, predominantly driven by Lighting and Healthcare.
2   Quarterly report

EBITA
in millions of euros

	Q3	Q3
	2009	2010

Healthcare	175	282
Consumer Lifestyle	129	149
Lighting	79	216
Group Management & Services	(39)	1

Philips Group	344	648
EBITA
as a% of sales

	Q3	Q3
	2009	2010

Healthcare	9.6	13.6
Consumer Lifestyle	6.2	7.1
Lighting	4.8	11.3
Group Management & Services	(48.1)	1.1

Philips Group	6.1	10.5
Restructuring and acquisition-related charges
in millions of euros

	Q3	Q3
	2009	2010

Healthcare	(40)	(6)
Consumer Lifestyle	(29)	(23)
Lighting	(42)	(17)
Group Management & Services	(14)	6

Philips Group	(125)	(40)
EBIT
in millions of euros unless otherwise stated

	Q3	Q3
	2009	2010

Healthcare	110	212
Consumer Lifestyle	126	137
Lighting	40	169
Group Management & Services	(39)	(1)

Philips Group	237	517
as a % of sales	4.2	8.4
Earnings
•	EBITA amounted to EUR 648 million, or 10.5% of sales, an increase of EUR 304 million compared to Q3 2009, driven by improved earnings across all sectors.

Restructuring and acquisition-related charges of EUR 40 million were recorded, compared with EUR 125 million last year.

In Q3 2009, EBITA was also favorably impacted by a EUR 87 million release of a provision for retiree medical benefits, while Q3 2010 was favorably impacted by a EUR 36 million pension plan change. Excluding restructuring and acquisition-related charges and the pension plan change, EBITA amounted to EUR 652 million, or 10.6% of sales.

•	EBIT improved by EUR 280 million year-on-year, reflecting higher EBIT in all operating sectors.

Amortization charges for other intangibles were EUR 24 million higher than in Q3 2009, driven by all three operating sectors.

•	Healthcare EBITA increased by EUR 107 million year-on-year, with EUR 34 million lower restructuring and acquisition-related charges. Improvements in earnings were seen across all businesses.

•	Consumer Lifestyle EBITA improved by EUR 20 million year-on-year, as higher earnings at Domestic Appliances and Health & Wellness were only partly offset by lower earnings at Licenses and Television. Restructuring and acquisition-related charges were EUR 6 million lower than in Q3 2009.

•	Lighting EBITA increased by EUR 137 million year-on-year, driven by higher sales and improved gross margin, largely attributable to Lamps, Lighting Electronics, Automotive and Lumileds. Restructuring and acquisition-related charges were EUR 25 million lower than in Q3 2009.

•	GM&S EBITA improved by EUR 40 million year-on-year to a profit of EUR 1 million, driven by higher license income, lower indirect costs and a EUR 36 million gain on a pension plan change. Earnings in Q3 2009 were favorably impacted by a EUR 87 million release of a provision for retiree medical benefits.
Quarterly report   3

Financial income and expenses
in millions of euros

	Q3	Q3
	2009	2010

Net interest expenses	(61)	(54)
Sale of NXP shares	—	154
TPV option fair value adjustment	18	(7)
Other	(1)	(12)

	(44)	81
Results relating to investments in associates
in millions of euros

	Q3	Q3
	2009	2010

TPV value adjustment	30	—
Other	9	3

	39	3
Financial income and expenses
•	Q3 2010 included a EUR 154 million gain on the sale of NXP shares.

•	Q3 2009 included a EUR 18 million favorable fair-value adjustment of the TPV bond option, which expired in Q3 2010.
Investments in associates
•	Results in Q3 2009 included a EUR 30 million gain on the partial reversal of the TPV impairment loss recognized in December 2008.
4   Quarterly report

Cash balance
in millions of euros

	Q3	Q3
	2009	2010

Beginning cash balance	3,589	4,493
Free cash flow	353	(200)
Net cash flow from operating activities	470	8
Net capital expenditures	(117)	(208)
Acquisitions of businesses	(172)	(25)
Other cash flow from investing activities	(36)	172
Treasury shares transactions	6	13
Changes in debt/other	(6)	(68)

Ending cash balance	3,734	4,385
Cash flows from operating activities
in millions of euros
Gross capital expenditures1)
in millions of euros

1)     Capital expenditures on property, plant and equipment only
Cash balance
•	In Q3 2010, the Group cash balance declined by EUR 108 million to EUR 4.4 billion, mainly due to EUR 200 million free cash outflow, partly offset by EUR 165 million of proceeds from redemption of the TPV convertible bond.

•	In Q3 2009, the cash balance increased by EUR 145 million to EUR 3.7 billion, driven by free cash inflow of EUR 353 million, partly offset by EUR 172 million in payments for acquisitions, mainly Saeco.

•	The transaction related to the transfer of the remaining NXP equity stake to the Philips UK pension fund was cash-neutral.
Cash flows from operating activities
•	Operating activities led to a cash inflow of EUR 8 million, compared to an inflow of EUR 470 million in Q3 2009. The year-on-year decline was attributable to higher working capital requirements, mainly inventories, partly offset by higher cash earnings.
Gross capital expenditure
•	Gross capital expenditures on property, plant and equipment were EUR 51 million higher than in Q3 2009, mainly due to higher investment in equipment at Lighting.
Quarterly report     5

Inventories
as a % of moving annual total sales
Net debt and group equity
in billions of euros
Number of employees
in FTEs
Inventories
•	Inventories as a % of sales were 1.9 percentage points higher than in Q3 2009, representing a EUR 739 million year-on-year value increase, EUR 230 million of which was due to currency effects.

•	Inventories as a % of sales increased by 0.5 percentage points compared to Q2 2010. Inventory value at the end of Q3 2010 increased to EUR 4.2 billion, largely due to Consumer Lifestyle.
Net debt and group equity
•	At the end of Q3 2010, Philips had a net debt position of EUR 80 million, compared to EUR 621 million at the end of Q3 2009. During the quarter, the net debt position decreased by EUR 226 million, mainly due to currency translation effects on debt.

•	Group equity in the quarter remained unchanged at EUR 15.8 billion, as the increase in net income was offset by currency translation effects.
Employees
•	During Q3 2010, the number of employees increased by 1,034, primarily due to increases at Healthcare and Consumer Lifestyle caused by temporary personnel.

•	Compared to Q3 2009, the number of employees declined by 601, as increases at Lighting and Healthcare were more than offset by declines at Consumer Lifestyle and GM&S.
6   Quarterly report

Healthcare
Key data
in millions of euros unless otherwise stated

	Q3	Q3
	2009	2010

Sales	1,821	2,070
Sales growth
% nominal	1	14
% comparable	(4)	4
EBITA	175	282
as a % of sales	9.6	13.6
EBIT	110	212
as a % of sales	6.0	10.2
Net operating capital (NOC)	8,413	8,771
Number of employees (FTEs)	34,750	34,816
Sales
in millions of euros
EBITA
Business highlights
•	Philips strengthened its clinical informatics portfolio with the acquisitions of Wheb Sistemas, a leading Brazilian provider of clinical information systems, and CDP Medical Ltd, an Israel-based provider of Picture Archiving and Communication Systems (PACS).

•	In July, Philips acquired Shanghai Apex Electronics, a leading Chinese manufacturer of ultrasound transducers. The acquisition strengthens Philips’ portfolio of high-quality transducers specifically aimed at the value segment in emerging markets.

•	Philips introduced the IntelliVue MX800 patient monitoring system, a new dimension in patient care that provides immediate access to comprehensive patient information directly at the monitor.

•	Philips joined Gilde Healthcare III, a new venture capital fund focused on innovative growth-stage healthcare technology companies in Europe and the USA that are developing patient-centric medical technologies and therapeutics.
Financial performance
•	Currency-comparable equipment order intake increased by 7% year-on-year, with notable improvements at Imaging Systems. Equipment orders in North American markets grew by 11%, while order intake in markets outside North America was 2% higher, including 20% year-on-year growth of equipment orders in emerging markets.

•	Comparable sales increased by 4% year-on-year, with higher sales in most businesses, notably Home Healthcare Solutions and Patient Care & Clinical Informatics. From a regional perspective, comparable sales in North America were broadly in line with Q3 2009, while in markets outside North America sales grew by 7%, with key emerging market sales showing double-digit growth.

•	EBITA increased by EUR 107 million year-on-year to EUR 282 million, or 13.6% of sales. Excluding restructuring and acquisition-related charges of EUR 6 million, EBITA amounted to EUR 288 million, or 13.9% of sales, compared to EUR 215 million, or 11.8% of sales, in Q3 2009. The improvement was driven by all businesses as a result of higher margins from improved sales and cost management.

•	Net operating capital increased by EUR 358 million to EUR 8,771 million, largely due to currency impact.
Quarterly report   7

Looking ahead
•	At RSNA 2010, Philips will showcase new radiology solutions, including advances in hybrid imaging, patient safety and radiology informatics, to improve diagnosis and facilitate collaboration between radiologists and referring physicians.

•	Restructuring and acquisition-related charges in Q4 2010 are expected to total around EUR 10 million.
8   Quarterly report

Consumer Lifestyle
Key data
in millions of euros unless otherwise stated

	Q3	Q3
	2009	2010

Sales	2,073	2,094
of which Television	767	703
Sales growth
% nominal	(20)	1
% comparable	(15)	(5)
Sales growth excl. Television
% nominal	(10)	7
% comparable	(12)	(1)
EBITA	129	149
of which Television	(26)	(31)
as a % of sales	6.2	7.1
EBIT	126	137
of which Television	(26)	(32)
as a % of sales	6.1	6.5
Net operating capital (NOC)	1,041	1,298
of which Television	(390)	(126)
Number of employees (FTEs)	19,569	18,853
of which Television	5,001	4,277
Sales
in millions of euros
EBITA
Business highlights
•	Philips announced the acquisition of Discus Holdings Inc., the leading manufacturer of professional tooth whitening products. The acquisition broadens Philips’ oral healthcare portfolio and provides a strong foundation for growth in cosmetic dentistry.

•	Philips unveiled its most advanced premium electric shaver to date, the SensoTouch 3D, and was identified as the most recommended shaving brand in China in a survey of almost 10,000 Chinese consumers.

•	Philips launched the Airfryer, which uses patented Rapid Air technology to circulate hot air around a grill component, creating meals with up to 80% less fat.

•	Philips won four European Imaging & Sound Association (EISA) awards this year, including ‘European Green TV 2010-2011’ for the Econova for its significantly lower energy consumption and body largely made from recycled material.
Financial performance
•	Sales were EUR 21 million higher than in Q3 2009, though 5% lower on a currency-comparable basis. Double-digit growth was visible at both Health & Wellness and Personal Care, while Domestic Appliances achieved mid-single-digit growth. This was more than offset by lower sales in other businesses. Consumer Lifestyle excluding Television grew by 7% nominally.

•	Comparable sales at Television were 12% below Q3 2009, due to different seasonality in 2010 and higher stock in trade following soccer’s World Cup.

•	EBITA amounted to EUR 149 million, or 7.1% of sales, which was EUR 20 million higher than in Q3 2009, largely driven by sales growth in higher-margin businesses and lower restructuring charges.

•	Excluding restructuring and acquisition-related charges, EBITA improved from EUR 158 million (or 7.6% of sales) in Q3 2009 to EUR 172 million (or 8.2% of sales).

•	Net operating capital increased by EUR 257 million to EUR 1,298 million, mainly resulting from higher inventory levels partially offset by lower accounts receivable.
Quarterly report   9

Looking ahead
•	Philips expects to complete the implementation of its brand license agreement with display solution provider TPV to license Philips’ TV activities in China in Q4 2010. The agreement will strengthen the presence of the Philips brand in the Chinese TV market.

•	Following a different seasonality in 2010, with a strong year-on-year increase of license revenues in the first half of the year, license revenue in Q4 is expected to be relatively low.

•	Consumer Lifestyle expects to incur restructuring and acquisition-related charges of around EUR 20 million in Q4 2010.
10   Quarterly report

Lighting
Key data
in millions of euros unless otherwise stated

	Q3	Q3
	2009	2010

Sales	1,646	1,908
Sales growth
% nominal	(11)	16
% comparable	(13)	7
EBITA	79	216
as a % of sales	4.8	11.3
EBIT	40	169
as a % of sales	2.4	8.9
Net operating capital (NOC)	5,382	5,610
Number of employees (FTEs)	51,636	52,057
Sales
in millions of euros
EBITA
Business highlights
•	Philips will supply approximately 60,000 LED luminaires for London’s 2012 Olympic Village, providing up to 80% energy saving on the electricity consumption for the 2,818 homes which will be built as a lasting legacy for East London after the Games.

•	Philips celebrated the production of the one millionth CosmoPolis system, a highly energy-efficient outdoor lighting solution. CosmoPolis systems produce a warm white light that provides a superior experience of perceived residential safety and security.

•	Ahead of EU legislation stipulating that all new car models must be equipped with daytime running lights, Philips has introduced its LED-based DayLight car lamp range that could reduce the number of fatalities resulting from traffic accidents by enhancing cars’ visibility to pedestrians and other motorists.

•	The city of Madrid has chosen Philips outdoor solutions to manage more than 200,000 street light-points through 1,400 cabinets all around the city, thanks to the intelligent controls solutions acquired from Amplex.
Financial performance
•	Comparable sales were 7% higher year-on-year, driven by growth across all businesses, mainly Lumileds, Lighting Electronics and Automotive. From a geographic perspective, significant growth was seen in emerging markets, led by China.

•	LED sales grew 68% compared to Q3 2009, representing 14% of total Lighting sales. Sales at Lumileds grew by 47% year-on-year.

•	EBITA, excluding restructuring and acquisition-related charges of EUR 17 million (Q3 2009: EUR 42 million), amounted to EUR 233 million, or 12.2% of sales. The substantial year-on-year EBITA improvement was largely driven by strong sales growth, a favorable product mix and ongoing cost management.

•	Net operating capital increased by EUR 228 million to EUR 5,610 million. Excluding currency impact, net operating capital decreased compared to Q3 2009.
Looking ahead
•	Restructuring and acquisition-related charges in Q4 2010 are expected to total around EUR 50 million.
Quarterly report   11

Group Management & Services
Key data
in millions of euros unless otherwise stated

	Q3	Q3
	2009	2010

Sales	81	87
Sales growth
% nominal	(22)	7
% comparable	(24)	2
EBITA Corporate Technologies	(45)	(5)
EBITA Corporate & Regional Costs	(44)	(32)
EBITA Pensions	76	24
EBITA Service Units and Other	(26)	14

EBITA	(39)	1
EBIT	(39)	(1)
Net operating capital (NOC)	(3,277)	(1,348)
Number of employees (FTEs)	12,270	11,898
Sales
in millions of euros
EBITA
in millions of euros
Business highlights
•	Philips increased its brand value by 7% to an estimated USD 8.7 billion in the annual top-100 global brands ranking by Interbrand; this represents a doubling of the brand value since the launch of the “sense and simplicity” brand promise in 2004.

•	Philips achieved “supersector leader” ranking in the 2010 review of the Dow Jones Sustainability Indexes, reflecting the company’s ongoing commitment to sustainability.

•	Philips won eight awards at the iF design awards in China for its LED lighting and consumer lifestyle solutions, in addition to four awards at ‘2010 China’s Most Successful Design Awards’, also for its consumer lifestyle products.
Financial performance
•	Sales increased from EUR 81 million in Q3 2009 to EUR 87 million, largely driven by increased license revenues.

•	EBITA amounted to EUR 1 million, a EUR 40 million improvement year-on-year.

•	EBITA was favorably impacted by a EUR 36 million pension plan change and a EUR 6 million provision release. In Q3 2009, EBITA included a EUR 87 million favorable impact of a release of a provision for retiree medical benefits, partially offset by EUR 14 million restructuring and acquisition-related charges.

•	Excluding the above items, the EBITA improvement was driven by higher license income, improved performance at Assembleon and lower overhead and R&D project costs.
12     Quarterly report

Outlook
Given the uncertain economic climate and fragile consumer confidence in some of our markets, we take a cautious view on revenue development in Q4 2010. We expect it to be a seasonally strong quarter as our growth businesses and growth geographies continue to deliver, albeit counterbalanced by year-end channel inventory management and the continued soft construction market.
We will continue to drive growth initiatives and operational improvements to further exceed the targeted EBITA, adjusted for restructuring and acquisition-related charges, of 10% for the full-year 2010.
Amsterdam, October 18, 2010
Board of Management
Quarterly report     13

Highlights in the 1st nine months
The 1st nine months of 2010
•	Comparable sales were 8% higher than in the corresponding period of 2009, driven by higher sales across all operating sectors, notably Lighting.

•	Compared to the first nine months of 2009, Group EBITA improved by EUR 1,291 million to 9.3% of sales, largely driven by higher sales in the operating sectors.

•	Financial expenses included a EUR 154 million gain on the sale of NXP shares.

•	Net income was EUR 823 million higher than in the first nine months of 2009, mainly as a result of higher sector earnings, partly offset by higher income tax expenses.
Net income
in millions of euros unless otherwise stated

	January-September
	2009	2010

Sales	15,926	18,027
Sales growth
% nominal	(15)	13
% comparable	(16)	8
EBITA	388	1,679
as a % of sales	2.4	9.3
EBIT	59	1,310
as a % of sales	0.4	7.3
Financial income and expenses	(88)	(59)
Income taxes	130	(285)
Results investments in associates	63	21
Net income (loss)	164	987

Net income (loss) — shareholders per common share (in euros) — basic	0.17	1.05
Performance of the Group
•	Group sales for the first nine months totaled EUR 18 billion, 8% higher than in the corresponding period of 2009 on a comparable basis. Improvements were driven by higher sales across all operating sectors, notably Lighting. Comparable sales growth in emerging markets was 18%. Order intake at Healthcare increased 12% compared to the first nine months of 2009. Sales at Healthcare showed a comparable increase of 5% year-on-year, while comparable sales at Consumer Lifestyle increased by 7%. Lighting showed a 12% comparable increase year-on-year, largely attributable to emerging markets.

•	Compared to the first nine months of 2009, Group EBITA improved by EUR 1,291 million to 9.3% of sales, largely driven by higher sales in the operating sectors. Restructuring and acquisition-related charges to date amounted to EUR 183 million, whereas the same period last year included EUR 320 million restructuring and acquisition-related charges. EBITA included a EUR 36 million gain on a pension plan change, compared to a EUR 87 million release of a provision for retiree medical benefits in the same period last year.

•	Financial expenses included a EUR 154 million gain on the sale of NXP shares, whereas last year included a gain of EUR 69 million on the sale of LG Display shares, EUR 12 million dividend income from LG Display, a EUR 48 million gain on the sale of a 17% stake in Pace, and NXP impairment of EUR 48 million.

•	Net income was EUR 823 million higher than in the first nine months of 2009, mainly driven by higher sector earnings, partly offset by higher income tax expenses. Last year’s income taxes included the recognition of a deferred tax asset for Lumileds and a number of tax settlements.

•	Cash flows from operating activities amounted to EUR 598 million, EUR 12 million lower than in the first nine months of 2009. Higher earnings were partially offset by higher working capital outflow, in particular from inventories.

•	Net operating capital increased by EUR 2.8 billion compared to the level at the end of Q3 2009, mainly due to higher working capital requirements (EUR 1.7 billion).
14     Quarterly report

Consolidated statements of income
all amounts in millions of euros unless otherwise stated

	3rd quarter		January to September
	2009	2010	2009	2010

Sales	5,621	6,159	15,926	18,027
Cost of sales	(3,655)	(3,824)	(10,555)	(11,233)

Gross margin	1,966	2,335	5,371	6,794

Selling expenses	(1,250)	(1,288)	(3,664)	(3,776)
General and administrative expenses	(110)	(164)	(534)	(589)
Research and development expenses	(373)	(392)	(1,163)	(1,165)
Other business income	9	29	73	56
Other business expenses	(5)	(3)	(24)	(10)

Income from operations	237	517	59	1,310

Financial income	35	173	208	201
Financial expenses	(79)	(92)	(296)	(260)

Income (loss) before taxes	193	598	(29)	1,251

Income taxes	(56)	(77)	130	(285)

Income after taxes	137	521	101	966

Results relating to investments in associates	39	3	63	21

Net income	176	524	164	987

Attribution of net income
Net income attributable to shareholders	174	524	159	983
Net income attributable to non-controlling interests	2	—	5	4

Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	926,461	945,734	925,001	937,720
- diluted	930,512	954,206	927,889	946,952

Net income (loss) attributable to shareholders per common share in euros:
- basic	0.19	0.55	0.17	1.05
- diluted	0.19	0.55	0.17	1.04

Ratios
Gross margin as a % of sales	35.0	37.9	33.7	37.7
Selling expenses as a % of sales	(22.2)	(20.9)	(23.0)	(20.9)
G&A expenses as a % of sales	(2.0)	(2.7)	(3.4)	(3.3)
R&D expenses as a % of sales	(6.6)	(6.4)	(7.3)	(6.5)

EBIT	237	517	59	1,310
as a % of sales	4.2	8.4	0.4	7.3

EBITA	344	648	388	1,679
as a % of sales	6.1	10.5	2.4	9.3
Quarterly report     15

Consolidated balance sheets
in millions of euros unless otherwise stated

	September 27,	December 31,	October 3,
	2009	2009	2010

Non-current assets:
Property, plant and equipment	3,326	3,252	3,269
Goodwill	7,242	7,362	7,830
Intangible assets excluding goodwill	4,165	4,161	4,135
Non-current receivables	84	85	96
Investments in associates	270	281	181
Other non-current financial assets	850	691	485
Deferred tax assets	1,368	1,243	1,310
Other non-current assets	137	1,543	1,790

Total non-current assets	17,442	18,618	19,096

Current assets:
Inventories	3,417	2,913	4,156
Other current financial assets	122	191	87
Other current assets	567	436	536
Receivables	4,214	3,983	4,191
Cash and cash equivalents	3,734	4,386	4,385

Total current assets	12,054	11,909	13,355

Total assets	29,496	30,527	32,451

Shareholders’ equity	13,345	14,595	15,777
Non-controlling interests	53	49	56

Group equity	13,398	14,644	15,833

Non-current liabilities:
Long-term debt	3,598	3,640	2,778
Long-term provisions	1,747	1,734	1,725
Deferred tax liabilities	150	530	481
Other non-current liabilities	1,796	1,929	1,700

Total non-current liabilities	7,291	7,833	6,684

Current liabilities:
Short-term debt	757	627	1,687
Accounts and notes payable	3,044	2,870	3,317
Accrued liabilities	3,070	3,134	3,577
Short-term provisions	1,187	716	620
Other current liabilities	749	703	733

Total current liabilities	8,807	8,050	9,934

Total liabilities and group equity	29,496	30,527	32,451

Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	926,687	927,457	946,014

Ratios
Shareholders’ equity per common share in euros	14.40	15.74	16.68
Inventories as a % of sales	14.5	12.6	16.4
Net debt: group equity	4:96	(1):101	1:99
Net operating capital	11,559	12,649	14,331
Employees at end of period	118,225	115,924	117,624
16     Quarterly report

Consolidated statements of cash flows
all amounts in millions of euros

	3rd quarter		January to September
	2009	2010	2009	2010

Cash flows from operating activities:
Net income	176	524	164	987
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	362	354	1,040	1,041
Impairment of other non-current financial assets and (reversal of) impairment of investments in associates	(28)	2	(4)	6
Net gain on sale of assets	(3)	(169)	(127)	(187)
Income from investments in associates	(10)	(5)	(11)	(21)
Dividends received from investments in associates	—	1	34	14
Decrease (increase) in working capital:	194	(435)	98	(655)
Decrease (increase) in receivables and other current assets	(490)	(72)	131	(107)
Decrease (increase) in inventories	(85)	(479)	147	(1,072)
Increase (decrease) in accounts payable, accrued and other liabilities	769	116	(180)	524
Increase in non-current receivables/other assets/other liabilities	(111)	(174)	(513)	(318)
Decrease in provisions	(124)	(102)	(99)	(173)
Other items	14	12	28	(96)

Net cash (used for) provided by operating activities	470	8	610	598

Cash flows from investing activities:
Purchase of intangible assets	(21)	(18)	(66)	(44)
Expenditures on development assets	(43)	(48)	(129)	(157)
Capital expenditures on property, plant and equipment	(121)	(172)	(373)	(477)
Proceeds from disposals of property, plant and equipment	68	30	95	77
Cash from (to) derivatives and securities	(28)	8	(38)	(34)
Purchase of other non-current financial assets	—	(4)	(6)	(16)
Proceeds from (disposal of) other non-current financial assets	(8)	168	698	182
Purchase of businesses, net of cash acquired	(191)	(29)	(281)	(53)
Proceeds from sale of interests in businesses	19	4	19	102

Net cash used for investing activities	(325)	(61)	(81)	(420)

Cash flows from financing activities:
Decrease (increase) in short-term debt	45	1	(53)	24
Principal payments on long-term debt	(11)	(21)	(35)	(58)
Proceeds from issuance of long-term debt	11	16	300	45
Treasury shares transactions	6	13	21	56
Dividend paid	—	—	(634)	(296)

Net cash provided by (used for) financing activities	51	9	(401)	(229)

Net increase (decrease) in cash and cash equivalents	196	(44)	128	(51)

Effect of change in exchange rates on cash positions	(51)	(64)	(14)	50
Cash and cash equivalents at beginning of period	3,589	4,493	3,620	4,386

Cash and cash equivalents at end of period	3,734	4,385	3,734	4,385

Ratio
Cash flows before financing activities	145	(53)	529	178

Net cash paid during the period for
Pensions	(111)	(122)	(315)	(342)
Interest	(76)	(78)	(212)	(216)
Income taxes	(64)	(85)	(172)	(193)
For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.
Quarterly report     17

Consolidated statements of changes in equity
in millions of euros

	January to September 2010

	other reserves
						unrealized	changes
		capital			curren-	gain (loss)	in fair			total	non-
		in ex-	re-	revalu-	cy trans-	on availa-	value of		treas-	share-	con-
	com-	cess of	tained	ation	lation	ble-for-	cash		ury	hold-	trolling
	mon	par val-	earn-	re-	differen-	sale finan-	flow		shares	ers’	inter-	total
	shares	ue	ings	serve	ces	cial assets	hedges	total	at cost	equity	ests	equity

Balance as of December 31, 2009	194	—	15,947	102	(591)	120	10	(461)	(1,187)	14,595	49	14,644

Net income			983							983	4	987
Net current period change			18	(12)	397	177	(26)	548		554		554
Reclassifications into income					(2)	(159)	—	(161)		(161)		(161)

Total comprehensive income			1,001	(12)	395	18	(26)	387		1,376	4	1,380

Dividend distributed	3	343	(650)							(304)		(304)
Movement non-controlling interests											3	3
Re-issuance of treasury shares		(49)	10						100	61		61
Share-based compensation plans		42								42		42
Income tax share-based compensation plans		7								7		7

	3	343	(640)						100	(194)	3	(191)

Balance as of October 3, 2010	197	343	16,308	90	(196)	138	(16)	(74)	(1,087)	15,777	56	15,833
18   Quarterly report

Sectors
all amounts in millions of euros unless otherwise stated
Sales and income (loss) from operations

	3rd quarter
	2009			2010
		income from operations			income from operations
	sales	amount	as a % of sales	sales	amount	as a % of sales

Healthcare	1,821	110	6.0	2,070	212	10.2
Consumer Lifestyle*	2,073	126	6.1	2,094	137	6.5
Lighting	1,646	40	2.4	1,908	169	8.9
Group Management & Services	81	(39)	(48.1)	87	(1)	(1.1)
Inter-sector eliminations

	5,621	237	4.2	6,159	517	8.4

* of which Television	767	(26)	(3.4)	703	(32)	(4.6)
Sales and income (loss) from operations

	January to September
	2009			2010
		income from operations			income from operations
	sales	amount	as a % of sales	sales	amount	as a % of sales

Healthcare	5,434	199	3.7	5,959	463	7.8
Consumer Lifestyle*	5,564	61	1.1	6,219	458	7.4
Lighting	4,700	(57)	(1.2)	5,577	539	9.7
Group Management & Services	228	(144)	(63.2)	272	(150)	(55.1)
Inter-sector eliminations

	15,926	59	0.4	18,027	1,310	7.3

* of which Television	2,037	(208)	(10.2)	2,249	(61)	(2.7)
Quarterly report   19

Sectors and main countries
in millions of euros
Sales and total assets

	sales		total assets
	January to September		September 27,	October 3,
	2009	2010	2009	2010

Healthcare	5,434	5,959	10,947	11,607
Consumer Lifestyle*	5,564	6,219	3,823	4,043
Lighting	4,700	5,577	6,874	7,330
Group Management & Services	228	272	7,852	9,471

	15,926	18,027	29,496	32,451

* of which Television	2,037	2,249	861	1,031
Sales and long-lived assets

	sales			long-lived assets			1)
	January to September			September 27,		October 3,
	2009	2)	2010	2009	2)	2010

Netherlands	597		585	1,215		1,286
United States	4,474		4,666	9,539		9,779
China	1,226		1,453	336		414
Germany	1,311		1,424	292		282
France	978		1,013	125		109
Brazil	590		813	126		144
Japan	445		623	484		578
Other countries	6,305		7,450	2,616		2,642

	15,926		18,027	14,733		15,234

1)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill

2)	Revised to reflect an adjusted country allocation
20   Quarterly report

Pension costs
in millions of euros
Specification of pension costs

	3rd quarter
	2009					2010
	Netherlands	other	total	Netherlands	other	total

Costs of defined-benefit plans (pensions)

Service cost	26	17	43	23	20	43
Interest cost on the defined-benefit obligation	133	95	228	130	102	232
Expected return on plan assets	(190)	(83)	(273)	(185)	(82)	(267)
Prior service cost	—	1	1	—	(35)	(35)

Net periodic cost (income)	(31)	30	(1)	(32)	5	(27)

Costs of defined-contribution plans

Costs	3	24	27	2	27	29

Total	3	24	27	2	27	29

Costs of defined-benefit plans (retiree medical)

Service cost	—	—	—	—	—	—
Interest cost on the defined-benefit obligation	—	9	9	—	4	4
Prior service cost	—	—	—	—	—	—
Curtailment	—	(87)	(87)	—	—	—

Net periodic cost	—	(78)	(78)	—	4	4
Specification of pension costs

	January to September
	2009					2010
	Netherlands	other	total	Netherlands	other	total

Costs of defined-benefit plans (pensions)

Service cost	80	61	141	69	59	128
Interest cost on the defined-benefit obligation	399	296	695	391	313	704
Expected return on plan assets	(569)	(256)	(825)	(557)	(258)	(815)
Prior service cost	—	3	3	—	(36)	(36)

Net periodic cost (income)	(90)	104	14	(97)	78	(19)

Costs of defined-contribution plans

Costs	6	77	83	6	85	91

Total	6	77	83	6	85	91

Costs of defined-benefit plans (retiree medical)

Service cost	—	1	1	—	1	1
Interest cost on the defined-benefit obligation	—	27	27	—	15	15
Prior service cost	—	—	—	—	(2)	(2)
Curtailment	—	(87)	(87)	—	—	—

Net periodic cost	—	(59)	(59)	—	14	14
Quarterly report   21

Reconciliation of non-GAAP performance measures
all amounts in millions of euros unless otherwise stated.
Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable IFRS performance measure is made.
Sales growth composition (in %)

	3rd quarter						January to September
			consolid-				consolid-
	comparable	currency	ation	nominal	comparable	currency	ation	nominal
	growth	effects	changes	growth	growth	effects	changes	growth

2010 versus 2009
Healthcare	4.0	9.8	(0.1)	13.7	4.9	4.9	(0.1)	9.7
Consumer Lifestyle	(5.1)	6.4	(0.3)	1.0	7.3	5.0	(0.5)	11.8
Lighting	6.7	8.9	0.3	15.9	12.3	5.6	0.8	18.7
GM&S	2.2	5.2	0.0	7.4	19.5	4.0	(4.2)	19.3

Philips Group	1.5	8.2	(0.1)	9.6	8.1	5.1	0.0	13.2
EBITA (or Adjusted income from operations) to Income from operations (or EBIT)

			Consumer
	Philips Group	Healthcare	Lifestyle	Lighting	GM&S

January to September 2010
EBITA (or Adjusted income from operations)	1,679	664	488	671	(144)
Amortization of intangibles1)	(369)	(201)	(30)	(132)	(6)

Income from operations (or EBIT)	1,310	463	458	539	(150)

January to September 2009
EBITA (or Adjusted income from operations)	388	396	73	63	(144)
Amortization of intangibles1)	(329)	(197)	(12)	(120)	—

Income from operations (or EBIT)	59	199	61	(57)	(144)

1)	Excluding amortization of software and product development
Composition of net debt to group equity

	September 27,	December 31,	October 3,
	2009	2009	2010

Long-term debt	3,598	3,640	2,778
Short-term debt	757	627	1,687

Total debt	4,355	4,267	4,465
Cash and cash equivalents	3,734	4,386	4,385

Net debt (cash) (total debt less cash and cash equivalents)	621	(119)	80

Shareholders’ equity	13,345	14,595	15,777
Non-controlling interests	53	49	56

Group equity	13,398	14,644	15,833

Net debt and group equity	14,019	14,525	15,913

Net debt divided by net debt and group equity (in %)	4	(1)	1
Group equity divided by net debt and group equity (in %)	96	101	99
22   Quarterly report

Reconciliation of non-GAAP performance measures (continued)
all amounts in millions of euros
Net operating capital to total assets

			Consumer
	Philips Group	Healthcare	Lifestyle	Lighting	GM&S

October 3, 2010
Net operating capital (NOC)	14,331	8,771	1,298	5,610	(1,348)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,327	2,379	2,295	1,377	3,276
- intercompany accounts	—	47	82	71	(200)
- provisions	2,345	333	367	250	1,395
Include assets not comprised in NOC:
- investments in associates	181	77	1	22	81
- other current financial assets	87	—	—	—	87
- other non-current financial assets	485	—	—	—	485
- deferred tax assets	1,310	—	—	—	1,310
- cash and cash equivalents	4,385	—	—	—	4,385

Total assets	32,451	11,607	4,043	7,330	9,471

December 31, 2009
Net operating capital (NOC)	12,649	8,434	625	5,104	(1,514)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,636	2,115	2,155	1,247	3,119
- intercompany accounts	—	32	85	62	(179)
- provisions	2,450	317	420	324	1,389
Include assets not comprised in NOC:
- investments in associates	281	71	1	11	198
- other current financial assets	191	—	—	—	191
- other non-current financial assets	691	—	—	—	691
- deferred tax assets	1,243	—	—	—	1,243
- cash and cash equivalents	4,386	—	—	—	4,386

Total assets	30,527	10,969	3,286	6,748	9,524

September 27, 2009
Net operating capital (NOC)	11,559	8,413	1,041	5,382	(3,277)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,659	2,116	2,347	1,130	3,066
- intercompany accounts	—	33	78	48	(159)
- provisions	2,934	312	356	301	1,965
Include assets not comprised in NOC:
- investments in associates	270	73	1	13	183
- other current financial assets	122	—	—	—	122
- other non-current financial assets	850	—	—	—	850
- deferred tax assets	1,368	—	—	—	1,368
- cash and cash equivalents	3,734	—	—	—	3,734

Total assets	29,496	10,947	3,823	6,874	7,852
Quarterly report   23

Reconciliation of non-GAAP performance measures (continued)
all amounts in millions of euros
Composition of cash flows

	3rd quarter		January to September
	2009	2010	2009	2010

Cash flows provided by operating activities	470	8	610	598
Cash flows used for investing activities	(325)	(61)	(81)	(420)

Cash flows before financing activities	145	(53)	529	178

Cash flows provided by operating activities	470	8	610	598

Purchase of intangible assets	(21)	(18)	(66)	(44)
Expenditures on development assets	(43)	(48)	(129)	(157)
Capital expenditures on property, plant and equipment	(121)	(172)	(373)	(477)
Proceeds from property, plant and equipment	68	30	95	77

Net capital expenditures	(117)	(208)	(473)	(601)

Free cash flows	353	(200)	137	(3)
24   Quarterly report

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated

	2009				2010
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
	quarter	quarter	quarter	quarter	quarter	quarter	quarter	quarter

Sales	5,075	5,230	5,621	7,263	5,677	6,191	6,159
% increase	(15)	(19)	(11)	(5)	12	18	10

EBITA	(74)	118	344	662	504	527	648
as a % of sales	(1.5)	2.3	6.1	9.1	8.9	8.5	10.5

EBIT	(186)	8	237	555	389	404	517
as a % of sales	(3.7)	0.2	4.2	7.6	6.9	6.5	8.4

Net income (loss) — shareholders	(59)	44	174	251	200	259	524
per common share in euros — basic	(0.06)	0.05	0.19	0.27	0.22	0.28	0.55

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December

Sales	5,075	10,305	15,926	23,189	5,677	11,868	18,027
% increase	(15)	(17)	(15)	(12)	12	15	13

EBITA	(74)	44	388	1,050	504	1,031	1,679
as a % of sales	(1.5)	0.4	2.4	4.5	8.9	8.7	9.3

EBIT	(186)	(178)	59	614	389	793	1,310
as a % of sales	(3.7)	(1.7)	0.4	2.6	6.9	6.7	7.3

Net income (loss) — shareholders	(59)	(15)	159	410	200	459	983
per common share in euros — basic	(0.06)	(0.02)	0.17	0.44	0.22	0.49	1.05

Net income (loss) from continuing operations as a % of shareholders’ equity	(1.6)	(0.2)	1.5	2.7	5.9	6.7	9.3

	period ended 2009				period ended 2010

Inventories as a % of sales	13.6	13.7	14.5	12.6	13.9	15.9	16.4

Net debt: group equity ratio	3:97	6:94	4:96	(1):101	1:99	2:98	1:99

Total employees (in thousands)	116	116	118	116	116	117	118
Information also available on Internet, address:
www.philips.com/investorrelations
Quarterly report   25

© 2010 Koninklijke Philips Electronics N. V.	http://www.philips.com/investorrelations
All rights reserved.

Philips acquires Discus Holdings, a leading professional tooth whitening and oral care products company
October 11, 2010
Broadens Oral Healthcare portfolio within Philips Consumer Lifestyle sector with professional dental care products
Amsterdam, The Netherlands and Los Angeles, USA — Royal Philips Electronics (AEX: PHI, NYSE: PHG) announced today that it has agreed to acquire Discus Holdings Inc., the leading manufacturer of professional tooth whitening products. Through this acquisition Philips expands its oral healthcare portfolio, adding to Philips’ globally leading Sonicare electric toothbrush business. Upon closing of the transaction, pending regulatory approvals and expected in the fourth quarter of 2010, Discus will become part of Philips’ Consumer Lifestyle sector’s Health and Wellness business. Financial details of the agreement were not disclosed.
“Oral healthcare is an important part of our strategy to enhance consumer health and well-being, and an important growth driver of our portfolio. Discus’ professional tooth whitening business provides a strong foundation for growth in the cosmetic dentistry space and will strengthen Philips’ position as a leading oral healthcare brand amongst dental professionals and consumers,” said Philips Consumer Lifestyle CEO Pieter Nota. “Moreover, Discus’ oral care products complement our existing Sonicare portfolio, further building our relationship with dental professionals.”
Professional tooth whitening involves the use of special compounds designed to penetrate the surface of the tooth and remove stains in both dentin and enamel. Discus’ portfolio includes products such as Zoom and BriteSmile, two widely recognized light-activated whitening systems used by dental professionals worldwide, as well as a range of take-home whiteners that are sold under dental supervision. In addition, Discus’ oral care portfolio provides dental professionals and their patients a wide range of treatment options for sensitivity relief, caries prevention, gingivitis, breath management, oral ulcer relief and other dental care.
“Over two decades, Discus built a global dental products company while introducing some of the most recognized brands in dentistry. Millions of consumers have benefited from the whiter, brighter smiles created by our products,” said Steve Semmelmayer, CEO of Discus Holdings, Inc. “Merging with Philips will bring significant growth opportunities for Discus products with unprecedented reach and scope. We are excited about becoming part of the Philips global organization,” said Dr. William Dorfman, Discus’ founder.
Founded in California in 1989 and headquartered in Los Angeles, USA, Discus is a privately held company that employs approximately 400 people and has a distribution presence in over 100 countries. Discus has annual sales of around EUR 100 million of which approximately one-third is generated outside of North America.
For more information, please contact:
Shai Dewan
Philips Corporate Communications

Tel: +31 20 59 77199
Email: shai.dewan@philips.com
David Wolf
Philips Corporate Communications, North America
Tel: +1 212 536 0817
Email: david.l.wolf@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs more than 116,000 employees in more than 60 countries worldwide. With sales of EUR 23 billion in 2009, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.